FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM ANNOUNCES VOTING RESULTS FROM THE ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

CAMBRIDGE, MA, July 6, 2020 - Trillium Therapeutics Inc. (NASDAQ/TSX: TRIL) (the "Corporation"), a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, announced the voting results from its Annual and Special Meeting of Shareholders (the "Meeting") held on June 30, 2020.

The results of the director elections were as follows:

Name	Votes in Favor	% Votes in Favor	Votes Withheld	% Votes Withheld
Mr. Luke Beshar	40,277,008	99.9	52,069	0.1
Dr. Robert Kirkman	40,274,992	99.9	54,085	0.1
Dr. Thomas Reynolds	39,850,295	98.8	478,782	1.2
Dr. Jan Skvarka	40,288,126	99.9	40,951	0.1
Dr. Helen Tayton-Martin	40,309,723	99.9	19,354	<0.1
Mr. Paul Walker	40,301,058	99.9	28,019	0.1

The shareholders of the Corporation also voted to reappoint Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants as auditors of the Corporation for the ensuing year. In addition, the disinterested shareholders approved the 2020 omnibus equity incentive plan. For complete voting results on all matters approved at the Meeting, please see the Corporation's Report of Voting Results dated July 6, 2020 available on SEDAR at www.sedar.com.

"Dr. Calvin Stiller and Dr. Michael Moore elected to retire from the board and did not stand for reelection this year," said Dr. Robert Kirkman, Chair of the Board of Directors of Trillium Therapeutics. "We wish to thank Dr. Stiller and Dr. Moore for the leadership and guidance which they have provided to Trillium for many years. We wish all the best for them in their future endeavors."

About Trillium Therapeutics

Trillium is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company's two clinical programs, TTI-621 and TTI-622, target CD47, a "do not eat me" signal that cancer cells frequently use to evade the immune system.

For more information visit: www.trilliumtherapeutics.com

Company Contact:

James Parsons

Chief Financial Officer

Trillium Therapeutics Inc.

416-595-0627 x232

james@trilliumtherapeutics.com

www.trilliumtherapeutics.com

Media Relations:

Mike Beyer
Sam Brown Inc.

312-961-2502

mikebeyer@sambrown.com